Filed by FG Merger II Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Boxabl Inc.

Commission File No. 000-56579

Date: June 10, 2026

As previously disclosed, on August 4, 2025, Boxabl Inc. (“Boxabl”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, FG Merger II Corp., a Nevada corporation (“FGMC”), and FG Merger Sub II Inc., a Nevada corporation and wholly-owned subsidiary of FGMC (“Merger Sub”). The Merger Agreement provides for a two-step merger transaction (the “Mergers”) in which, first, Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving as a wholly-owned subsidiary of FGMC, and, immediately thereafter, the Company (as the surviving company in the First Merger) will merge with and into FGMC (the “Second Merger”), with FGMC continuing as the surviving public company (the “Surviving Pubco”). By virtue of the consummation of the Mergers, the Surviving Pubco will change its name to BOXABL Inc.

On June 10, 2026, Boxabl published the following press release and sent the below text message to their shareholders. Also, below is the transcript of the Boxabl special meeting.

Press Release

BOXABL and FG Merger II Corp. Stockholders  Approve Business Combination

Transaction expected to close shortly; combined company expected to trade on Nasdaq under ticker symbol ‘BXBL’

BOXABL retains approximately 20% / $14 million cash in trust

Company will provide an update on timing of first trade

LAS VEGAS and ITASCA, Ill. — June 10, 2026 — BOXABL Inc. (“BOXABL”) and FG Merger II Corp. (Nasdaq: FGMC) (“FGMC”), a publicly traded special purpose acquisition company, today announced that stockholders of FGMC   and BOXABL voted to approve the previously announced business combination between FGMC and BOXABL (the “Business Combination”) at their respective special meetings of stockholders held on June 9, 2026 (collectively, the “Special Meetings”).

Once the Business Combination is complete, FG Merger II Corp. will be renamed “BOXABL Inc.” and the combined company’s common stock will then commence trading on the Nasdaq Stock  Market under the ticker symbol BXBL. To watch the replay of the BOXABL Special Meeting please visit boxabl.com/meeting.

“We are now one step closer to accessing the full resources of the public capital markets, which will allow us to accelerate our mission: transforming construction with scalable, factory-built housing that is faster to deploy and more attainable,” said Paolo Tiramani, Founder and Co-Chief Executive Officer of BOXABL. “We are grateful to every stockholder who participated in yesterday’s vote and look forward to welcoming them as shareholders of the public company.”

Larry Swets, Chief Executive Officer of FG Merger II Corp., added, “We have been proud to serve as BOXABL’s pathway to the public markets. The strong stockholder support demonstrated today reflects the investment community’s conviction in BOXABL’s innovative model and the substantial market opportunity it addresses. We look forward to completing the transaction and supporting the combined company as it begins its next chapter as a Nasdaq-listed public company.”

Special Meeting Vote Results

At the BOXABL Special Meeting, BOXABL stockholders voted to approve the Business Combination Proposal. At the FGMC Special Meeting, FGMC stockholders voted to approve all proposals necessary to effect the Business Combination, including the Business Combination Proposal, the Conversion Proposal, the Governance Proposals, the Director Election Proposal, the Stock Issuance Proposal, and the Incentive Plan Proposal. Complete official results of the stockholder vote will be included in a Current Report on Form 8-K to be filed by FGMC with the U.S. Securities and Exchange Commission (the “SEC”) promptly following the Special Meetings.

Transaction Details

Under the terms of the Agreement and Plan of Merger dated August 4, 2025 (as amended), the transaction will be effected through a two-step merger: FG Merger Sub II Inc. will first merge with and into BOXABL, with BOXABL surviving as a wholly owned subsidiary of FGMC; immediately thereafter, BOXABL will merge with and into FGMC, with FGMC continuing as the surviving public company under the name “BOXABL Inc.”

FGMC stockholders who did not redeem their shares prior to the redemption deadline of June 5, 2026, will automatically become stockholders of the combined company upon closing. Stockholders who tendered shares for redemption and wish to reverse that request may do so by contacting Continental Stock Transfer & Trust Company prior to the closing of the Business Combination at spacredemptions@continentalstock.com or One State Street Plaza, 30th Floor, New York, NY 10004.

About BOXABL

BOXABL is transforming the housing market with its modular building systems designed to deliver affordable, high-quality homes at unprecedented speed. Founded in 2017, BOXABL's innovative approach has attracted worldwide attention as it aims to solve housing challenges for individuals and communities alike. BOXABL’s flagship product, the Casita, is a 361 square foot studio unit with a full kitchen, bathroom, and utilities. The Casita unfolds on-site in less than an hour and is manufactured inside BOXABL's facilities. BOXABL also has announced the Baby Box, a smaller 120 square foot unit built to RV code, intended for simpler, no foundation setups. BOXABL is also developing stackable and connectable box models that can be combined to form townhomes, multifamily units, or larger single-family homes.

https://www.boxabl.com/ir

About FG Merger II Corp.

FG Merger II Corp. is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

https://fgmerger.com/

Additional Information About the Proposed Transaction and Where to Find It

Additional information about the transaction, including a copy of the merger agreement, has been filed by FGMC in a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the "SEC"). FGMC has filed a registration statement on Form S-4 (the "Registration Statement") with the SEC, which has been declared effective, and a prospectus pursuant to Rule 424(b) under the Securities Act (the "Prospectus"), which includes the definitive proxy statement distributed to FGMC's stockholders and BOXABL’s stockholders in connection with the Special Meetings and the securities to be issued to BOXABL's stockholders in connection with the completion of the proposed transaction. The definitive proxy statement/prospectus and other relevant documents were mailed to BOXABL stockholders and FGMC stockholders as of the record date established for voting on the proposed transaction. Before making any investment decision, FGMC and BOXABL stockholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by FGMC in connection with the proposed transaction, as these documents contain important information about FGMC, BOXABL and the proposed transaction . Stockholders may obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed by FGMC with the SEC, without charge, at the SEC's website located at www.sec.gov or by directing a written request to FG Merger II Corp., 104 S. Walnut Street, Unit 1A, Itasca, IL 60143 or to BOXABL, 5345 E North Belt Rd, Las Vegas, NV 89115.

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as "plan," "project," "will," "estimate," "intend," "expect," "believe," "target," "continue," "could," "may," "might," "possible," "potential," "predict" or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections of development and commercialization costs and timelines; expectations regarding BOXABL's ability to execute its business model and the expected financial benefits of such model; expectations regarding BOXABL's ability to attract, retain, and expand its customer base; BOXABL's deployment of Casita; BOXABL's expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; future ventures or investments in companies, products, services, or technologies; development of favorable regulations and government incentives affecting BOXABL's markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for BOXABL to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of BOXABL and FGMC.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that BOXABL is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; BOXABL's historical net losses and limited operating history; BOXABL's expectations regarding future financial performance, capital requirements and unit economics; BOXABL's use and reporting of business and operational metrics; BOXABL's competitive landscape; BOXABL's dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of BOXABL's business plans and the potential need for additional future financing; BOXABL's ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; BOXABL's reliance on strategic partners and other third parties; BOXABL's ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company's ability to maintain internal control over financial reporting and operate as a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; level of redemptions by FGMC stockholders in connection with the proposed transaction, which could leave the combined company with insufficient cash to execute its business plans; the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement; the outcome of any legal proceedings or government investigations that may be commenced against BOXABL or FGMC; failure to realize the anticipated benefits of the proposed transaction; the ability of FGMC or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in FGMC's and BOXABL’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by BOXABL, FGMC or the combined company resulting from the proposed transaction with the SEC, including under the heading "Risk Factors." If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of BOXABL's and FGMC's management as of the date of this communication; subsequent events and developments may cause their assessments to change. While BOXABL and FGMC may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in FGMC is not an investment in any of its founders' or sponsors' past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of FGMC, which may differ materially from the performance of our founders' or sponsors' past investments.

Participants in the Solicitation

FGMC, BOXABL and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from FGMC's stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of FGMC's and BOXABL's stockholders in connection with the proposed transaction as set forth in the joint proxy statement/prospectus filed by FGMC and BOXABL with the SEC. You can find more information about FGMC's directors and executive officers in FGMC's and BOXABL's joint proxy statement/prospectus dated May 12, 2026, and in periodic reports filed by FGMC with the SEC. You can find more information about BOXABL's directors and executive officers in its Annual Report on Form 10-K, filed with the SEC on March 27, 2026. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Text Message

Congratulations! BOXABL & FGMC shareholders have voted in favor of approving the merger transaction! FGMC holders will convert to BXBL stockholders, subject to closing conditions. Check it out on Yahoo Finance: https://finance.yahoo.com/quote/FGMC

Transcript of Special Meeting

Hello and welcome to the Special Meeting of Stockholders of Boxabl, Inc.. Please note that today's meeting is being recorded. It is now my pleasure to turn today's meeting over to Paolo Tiramani, who will preside over this meeting. Mr. Tiramani, the floor is yours. Good morning, ladies and gentlemen. I am Paolo Tiramani, co-chief executive officer of Boxabl Inc., and I will preside over this special meeting.

It is my pleasure, on behalf of the Board of Directors and officers of the company, to extend to you a warm welcome and to express our appreciation to you for virtually attending this special meeting of stock holders. It is 11 a.m. Pacific Daylight Time, and the Special Meeting of Stockholders is now officially called to order. Before we move on to official business, I would like to note the virtually present day a member of our Board of Directors and senior management, as well as representatives of our outside legal counsel. Okay. So we'll now proceed to the business portion of this meeting. We have opened the polls for voting on two proposals. Voting will only be open for a few minutes if you have not voted yet, or if you wish to change your vote, please follow the instructions on your screen in order to vote. The board, fixed May 4th, 2026, is the record date for determining the Boxabl Inc. stockholders entitled to notice of and to vote at this special meeting.

I have here an affidavit sworn to by our proxy solicitor, Continental Stock Transfer and Trust Company, stating that the proxy materials were first furnished to stockholders on or about May 13th, 2026. In addition, resolutions were adopted by the Board of Directors of Boxabl, Inc., providing for this special meeting to be held virtually and directing that notice be given as provided in the company's bylaws. A copy of the proxy materials and the affidavit will be filed with the minutes of this meeting. The Board of Directors appointed Steven Vacante of Continental Stock Transfer and Trust Company to service the Inspector of Election, who will tabulate the results of the voting. Mr. Vacante, will you please present your report of attendance at this meeting so that we can determine whether a quorum is present?

Mr. Tiramani. There were 3 billion shares of common stock entitled to vote as of the May 4th, 2026 record date, and there were 2,982,928,700 shares, or 99.4% present, virtually or represented by proxy, at this meeting. Thank you. On the basis of the report of the Inspector of Election, I find that proper notice has been given that a quorum is present. Accordingly, this meeting has been properly convened. The first matter to be acted upon is the Business Combination proposal, which is a proposal to approve and adopt the agreement and plan of merger dated as of August 4th, 2025 and amended on November 3rd, 2025, April 6th, 2026 and May 6th, 2026. By and among. FG merger two Corp and a Nevada Corporation. FG merger two, Inc. and a Nevada corporation and wholly owned subsidiary of FG Merger two Corp. and Boxabl Inc. and the transactions contemplated therein, pursuant to which one merger FG Merger two, Inc. will merge with and into Boxabl with Boxabl continuing as the surviving entity, and two immediately thereafter Boxabl will merge with and into FG merger two Corp with FG merger two Corp continuing as the surviving public company. Upon consummation of these mergers, FG merger two Corp. will be renamed Boxabl, Inc. and will be incorporated under the laws of the State of Texas. The second and final matter to be acted upon is the Boxabl Adjournment proposal, which is a proposal to approve the adjournment of this special meeting to a later date or dates, if necessary, to to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval.

For the approval of the Boxabl Business Combination proposals. The polls for voting on the two matters are open. If you are not voted yet or if you wish to change your vote, please follow the instructions on your screen in order to vote. As we reach this significant milestone, I want to thank our Board of Directors for their oversight and leadership and management team and terrific employees for their tireless efforts and our shareholders, of course, for the trust and support they have placed in Boxabl reaching this point, has acquired tremendous effort and dedication from many people, and we are very grateful for the support and confidence that has helped bring us to this important moment in the company's history. The polls are still open, but will be closing shortly.

I now declare the polls closed and ask the Inspector of Election, Mr. Vacante, to provide the preliminary report. The ballot and votes have been counted and the preliminary results as to the first proposal, the Boxabl Business Combination proposal, are that the holders of at least a majority of outstanding shares of Boxabl common stock have voted for the approval of Boxabl of the Boxabl Business Combination proposal, because the Boxabl Business Combination proposal has been approved. We do not need to address the second proposal regarding the adjournment of this meeting. Okay. I have my declare that the Boxabl Business combination proposal has been approved by the stock holders because the Boxabl Business combination proposal has been approved the adjournment of this meeting is not required. The Inspector of election is directed to submit a certificate of the final vote count with respect to the matter voted on today, which will be included with the minutes of this meeting.

There is no other business to come before this meeting. This concludes our special meeting of stockholders and the meeting is officially adjourned. Again, I would like to express my sincere appreciation to our stockholders who attended the meeting gradually, as well as those who have submitted their proxies for what were not able to join us today. Thank you. This concludes the special meeting of stockholders of Boxabl, Inc.. You may now disconnect.

About BOXABL

BOXABL is transforming the housing market with its modular building systems designed to deliver affordable, high-quality homes at unprecedented speed. Founded in 2017, BOXABL's innovative approach has attracted worldwide attention as it aims to solve housing challenges for individuals and communities alike. BOXABL’s flagship product, the Casita, is a 361 square foot studio unit with a full kitchen, bathroom, and utilities. The Casita unfolds on-site in less than an hour and is manufactured inside BOXABL's facilities. BOXABL also has announced the Baby Box, a smaller 120 square foot unit built to RV code, intended for simpler, no foundation setups. BOXABL is also developing stackable and connectable box models that can be combined to form townhomes, multifamily units, or larger single-family homes.

https://www.boxabl.com/ir

About FG Merger II Corp.

FG Merger II Corp. is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

https://fgmerger.com/

Additional Information About the Proposed Transaction and Where to Find It

Additional information about the transaction, including a copy of the merger agreement, has been filed by FGMC in a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the "SEC"). FGMC has filed a registration statement on Form S-4 (the "Registration Statement") with the SEC, which has been declared effective, and a prospectus pursuant to Rule 424(b) under the Securities Act (the "Prospectus"), which includes the definitive proxy statement distributed to FGMC's stockholders and BOXABL’s stockholders in connection with the Special Meetings and the securities to be issued to BOXABL's stockholders in connection with the completion of the proposed transaction. The definitive proxy statement/prospectus and other relevant documents were mailed to BOXABL stockholders and FGMC stockholders as of the record date established for voting on the proposed transaction. Before making any investment decision, FGMC and BOXABL stockholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by FGMC in connection with the proposed transaction, as these documents contain important information about FGMC, BOXABL and the proposed transaction. Stockholders may obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed by FGMC with the SEC, without charge, at the SEC's website located at www.sec.gov or by directing a written request to FG Merger II Corp., 104 S. Walnut Street, Unit 1A, Itasca, IL 60143 or to BOXABL, 5345 E North Belt Rd, Las Vegas, NV 89115.

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as "plan," "project," "will," "estimate," "intend," "expect," "believe," "target," "continue," "could," "may," "might," "possible," "potential," "predict" or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections of development and commercialization costs and timelines; expectations regarding BOXABL's ability to execute its business model and the expected financial benefits of such model; expectations regarding BOXABL's ability to attract, retain, and expand its customer base; BOXABL's deployment of Casita; BOXABL's expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; future ventures or investments in companies, products, services, or technologies; development of favorable regulations and government incentives affecting BOXABL's markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for BOXABL to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of BOXABL and FGMC.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that BOXABL is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; BOXABL's historical net losses and limited operating history; BOXABL's expectations regarding future financial performance, capital requirements and unit economics; BOXABL's use and reporting of business and operational metrics; BOXABL's competitive landscape; BOXABL's dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of BOXABL's business plans and the potential need for additional future financing; BOXABL's ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; BOXABL's reliance on strategic partners and other third parties; BOXABL's ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company's ability to maintain internal control over financial reporting and operate as a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; level of redemptions by FGMC stockholders in connection with the proposed transaction, which could leave the combined company with insufficient cash to execute its business plans; the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement; the outcome of any legal proceedings or government investigations that may be commenced against BOXABL or FGMC; failure to realize the anticipated benefits of the proposed transaction; the ability of FGMC or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in FGMC's and BOXABL’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by BOXABL, FGMC or the combined company resulting from the proposed transaction with the SEC, including under the heading "Risk Factors." If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of BOXABL's and FGMC's management as of the date of this communication; subsequent events and developments may cause their assessments to change. While BOXABL and FGMC may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in FGMC is not an investment in any of its founders' or sponsors' past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of FGMC, which may differ materially from the performance of our founders' or sponsors' past investments.

Participants in the Solicitation

FGMC, BOXABL and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from FGMC's stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of FGMC's and BOXABL's stockholders in connection with the proposed transaction as set forth in the joint proxy statement/prospectus filed by FGMC and BOXABL with the SEC. You can find more information about FGMC's directors and executive officers in FGMC's and BOXABL's joint proxy statement/prospectus dated May 12, 2026, and in periodic reports filed by FGMC with the SEC. You can find more information about BOXABL's directors and executive officers in its Annual Report on Form 10-K, filed with the SEC on March 27, 2026. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.